UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Neuberger Berman 5G Connectivity Fund Inc.) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:	Neuberger Berman Next Generation Connectivity
Fund Inc.

Address of Principal
Business Office:	1290 Avenue of the Americas
New York, NY 10104-0002

Telephone Number:	(877) 461-1899

Name and Address of Agent
for Service of Process:	CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 1660
Baltimore, MD 21202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: ___ Yes    X   No

Item 1.	Exact Name of registrant.

Neuberger Berman Next Generation Connectivity Fund Inc.

Item 2.	Name of State under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the State of Maryland on February 3, 2021.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Corporation

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is registering as a “closed-end” company or an “open-end” company;

Registrant is registering as a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, NY 10104

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Joseph Vincent Amato 1290 Avenue of the Americas New York, NY 10104	Director; Chief Executive Officer; and President

Claudia Ann Brandon 1290 Avenue of the Americas	Director; Secretary

New York, NY 10104

Brian Patrick Kerrane 1290 Avenue of the Americas New York, NY 10104	Director and Treasurer

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

	(a)	state the name and address of each sponsor of registrant;

Not Applicable

	(b)	state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

	(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.
	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

	(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

	(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes

	(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)
If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

Zero (0)

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 17th day of March, 2021.

NEUBERGER BERMAN NEXT GENERATION CONNECTIVITY FUND INC.

By:	/s/ Brian P. Kerrane
Brian P. Kerrane
Treasurer

Attest:	/s/ Claudia A. Brandon
Claudia A. Brandon
Director and Secretary